February 11, 2005

By Facsimile (305) 374-5095

Laurie L. Green, Esq.
Akerman Senterfitt
One Southeast Third Avenue, 28th Floor
Miami, Florida 33131
(305) 374-5600

Re:  	TIMCO Aviation Services, Inc.
	Schedule TO-I/A filed on February 8, 2005
	File No. 005- 47239

Dear Ms. Green:

      We have the following comments on the above-referenced filing.

Offering Circular
Is our financial condition relevant to your decision to convert your Notes in the offer and consent solicitation? Page 7

1. We note your response to prior comment 4, in particular your last statement that the company has been advised by counsel that there is a "reasonable likelihood" that, notwithstanding the express terms in the indenture, the notes would be treated as equity in a bankruptcy proceeding. While the first risk factor on page 14 states that it is "possible" that the notes will be treated as equity in a bankruptcy proceeding, the degree of likelihood is unclear. Please expand to clarify and address the risks, if necessary.

Determination of Conversion Premium, page 24

2. Please include your response to prior comment 9 in your disclosure. Further, clarify whether the company did any quantifiable analysis regarding the amount of the premium. The basis for determining the amount of the premium remains unclear.

Lack of impact on existing holders of common stock, page 24

3. We note your response to prior comment 11. As stated above, we believe that the dilution at this time is a significant feature of the terms of the offer. Further, it is unclear why the board did not consider the additional dilution caused by the warrant exercise at
this time under this heading.   Please include your responsive
material in your disclosure.

Liquidity, page 24

4. Prior comment 12. Please include your responsive material to prior comment 12 in your disclosure. As your statement stands, the basis is unexplained. As is reads now, the statement seems to imply that the notes are more liquid and that "in time" the common stock will be more liquid.

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 942-2903. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.

     						Very truly yours,


          					Celeste M. Murphy
						Office of Mergers and Acquisitions